UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-6B-2

                           CERTIFICATE OF NOTIFICATION

     This certificate is filed by KeySpan Energy Canada Partnership (the "Company"), a subsidiary of KeySpan Corporation, which is a registered holding company.

     This certificate is notice that the above named Company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Public Utility Holding Company Act 0f 1935, as amended (the "Act"), and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.   Type of the security or securities.

     Senior Secured Notes (the "Notes") guaranteed by KeySpan Energy Facilities Limited[1].

2.   Issue, renewal or guaranty.

     Issue

3.   Principal amount of each security.

     $20,000,000 (Canadian dollars)

4.   Rate of interest per annum of each security.

     5.42%

5.   Date of issue, renewal or guaranty of each security.

     August 26, 2003

6.   If renewal of security, give date of original issue.

     Not applicable.

7.   Date of maturity of each security.

     August 26, 2008

8.   Name of the person to whom each security was issued, renewed or guaranteed.

     The Great-West Life Assurance Company
     Winnipeg, Manitoba, Canada

1 Such  guarantee  has been issued  pursuant to the  exemption  provided by Rule
  45(b)(7) under the Act.

     ING Insurance Company of Canada
     Atlanta, Georgia, USA


9.   Collateral given with each security, if any.

     The Company has pledged all its property, real and otherwise, including but not limited to its ownership of all the issued and outstanding capital stock of KeySpan Energy Canada Company, pursuant to the Amended and Restated Collateral Agency and Intercreditor Agreement dated as of August 26, 2003, executed in connection with the issuance of the Notes.

10.  Consideration received for each security.

     $15,000,000 (Canadian dollars) from The Great-West Life Assurance Company

     $5,000,000 (Canadian dollars) from ING Insurance Company of Canada

11.  Application of proceeds of each security.

     The issuance of the Notes will be used by the Company to finance its existing business. Specifically, the issuance will be used (i) to consolidate and pay down certain indebtedness of the Company; and (ii) for general corporate purposes.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of
     Section 6(a) because of:

     a. the provisions contained in the first sentence of Section 6(b). ( )

     b. the provisions contained in the fourth sentence of Section 6(b). ( )

     c. the provisions contained in any rule of the Commission other than Rule 48. (X)


13. If the security or securities are exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than five percentum of the principal amount and par value of the other securities of such company then outstanding.

     Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued.

     Not applicable


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



15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

     Rule 52(b)





                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                    KEYSPAN ENERGY CANADA PARTNERSHIP

                                    By: KEYSPAN CORPORATION
                                    -----------------------

                                    By:/s/ John J. Bishar, Jr.
                                       -----------------------
                                       John J. Bishar, Jr.
                                       Senior Vice President and
                                       General Counsel




DATE:  September 5, 2003













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